UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 2)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

FS KKR Capital Corp.
(Name of Subject Company (Issuer))

KKR Alternative Assets L.P.
KKR Alternative Assets Limited
(Name of Filing Person (Offeror))

Common stock, par value $0.001 per share
(Title of Class of Securities)

302635206
(CUSIP Number of Class of Securities)

Noah Greenhill, Esq.
KKR Alternative Assets L.P.
30 Hudson Yards
New York, NY 10001
(212) 750-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Kenneth Wallach, Esq.
Lesley Peng, Esq.
Patrick Baron, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
(212) 455-2000

 (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by KKR Alternative Assets L.P., a Delaware limited partnership (the “Purchaser”), on May 12, 2026, as amended by Amendment No. 1 filed on May 22, 2026 (as amended, the “Schedule TO”) in connection with the Purchaser’s offer to purchase up to $150,000,000 in aggregate amount of shares of common stock, par value $0.001 per share (the “Shares”), of FS KKR Capital Corp., a Maryland corporation, at a price equal to $11.00 per share, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 12, 2026, as amended by Amendment No. 1 to the Schedule TO (the “Offer to Purchase”), which was previously filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal, which was previously filed with the Schedule TO as Exhibit (a)(1)(B), which, together with Amendment No. 1 to the Schedule TO and this Amendment collectively constitute the “Offer.”

KKR Alternative Assets Limited, the general partner of the Purchaser, is being named as a bidder in in this Amendment because it is deemed to control the Purchaser, but otherwise is not participating in the Offer.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the Items in this Amendment. This Amendment should be read together with the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase.

Item 5.          Past Contacts, Transactions, Negotiations and Agreements.

The disclosure in the Offer to Purchase and Item 5 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, is hereby amended as follows:

Section 10—“Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements—Past Contacts, Transactions, Negotiations and Agreements” is amended and supplemented by deleting the seventeenth paragraph and restating it as follows:

“7.500% Unsecured Notes Underwriting Agreement. On June 1, 2026, the Company entered into an underwriting agreement (the “Underwriting Agreement”) by and among the Company and the Adviser, on one hand, and BofA Securities, Inc., BMO Capital Markets Corp., J.P. Morgan Securities LLC, KKR Capital Markets LLC, RBC Capital Markets, LLC and SMBC Nikko Securities America, Inc., on the other hand as representatives of the underwriters named in Schedule A thereto, in connection with the issuance and sale of $900 million aggregate principal amount of the Company’s 7.500% Notes due 2031 (the “Notes”). Each underwriter will receive payment of a 1.00% underwriting discount on the principal amount of Notes purchased by such underwriter pursuant to the terms of the Underwriting Agreement.

The Notes will mature on August 1, 2031 and may be redeemed in whole or in part at the Company’s option at any time at par plus, if redeemed prior to May 1, 2031, a “make-whole” premium. In addition, on the occurrence of a “change of control repurchase event,” the Company will be required to make an offer to purchase the outstanding Notes at a price equal to 100% of the principal amount of such Notes plus accrued and unpaid interest to the repurchase date. The indenture that will govern the Notes will contain certain covenants, including covenants requiring the Company to comply with the asset coverage requirements of Section 18(a)(1)(A) as modified by Section 61(a)(1) and (2) of the Investment Company Act of 1940, as amended, whether or not it is subject to those requirements, and to provide financial information to the holders of the Notes and the trustee if the Company is no longer subject to the reporting requirements under the Securities Exchange Act of 1934, as amended. The offering is expected to close on June 8, 2026, subject to customary closing conditions. The Company intends to use the net proceeds from the Notes offering for general corporate purposes, including potentially repaying outstanding indebtedness under credit facilities and certain notes.

The foregoing summaries do not purport to be complete. The Purchase Agreement, the Equity Distribution Agreements, the Advisory Agreement, the Administration Agreement and the Underwriting Agreement are qualified in their entirety to the full text of such agreements, which are filed as exhibits to the Schedule TO. Please refer to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2025 and its most recent definitive proxy statement relating to an annual meeting of stockholders and other SEC filings for more information regarding related-party transactions and related matters.”

This Amendment does not constitute an offer to sell any securities of the Company and it does not constitute a solicitation of an offer to buy any securities of the Company in any state or jurisdiction where such offer and sale is not permitted.

Item 12.          Exhibits.

(a)(1)(A)	Offer to Purchase (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO-T filed by the Purchaser on May 12, 2026).

(a)(1)(B)	Letter of Transmittal (including Internal Revenue Service Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO-T filed by the Purchaser on May 12, 2026).

(a)(1)(C)	Press Release issued by the Purchaser on May 11, 2026 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by the Purchaser on May 11, 2026).

(a)(1)(D)	Summary Advertisement as published in The Wall Street Journal on May 12, 2026 (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO-T filed by the Purchaser on May 12, 2026).

(b)	None.

(d)(1)	Purchase Agreement, dated May 10, 2026, by and between the Purchaser and the Company (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 11, 2026).

(d)(2)	Form of Equity Distribution Agreement (incorporated by reference to Exhibit 10.23 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed on February 25, 2026).

(d)(3)
Amended and Restated Investment Advisory Agreement, dated as of June 16, 2021, by and between the Company and the Adviser (incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed on February 25, 2026).

(d)(4)
Administration Agreement, dated as of April 9, 2018, by and between the Company and the Adviser (incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed on February 25, 2026).

(d)(5)
Amendment No. 1 to Third Amended and Restated Senior Secured Revolving Credit Agreement, dated as of May 8, 2026, by and among the Company, JPMorgan Chase Bank, N.A. and each of the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2026 filed on May 11, 2026).

(d)(6)	Underwriting Agreement, dated June 1, 2026, by and among the Company, the Adviser and BofA Securities, Inc., BMO Capital Markets Corp., J.P. Morgan Securities LLC, KKR Capital Markets LLC, RBC Capital Markets, LLC and SMBC Nikko Securities America, Inc., as representatives of the underwriters named in Schedule A thereto (incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 8-K filed on June 2, 2026).

(g)	None.

(h)	None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 2, 2026

KKR Alternative Assets L.P.

By: KKR Alternative Assets Limited, its general partner

By:	/s/ Noah Greenhill
Name: Noah Greenhill
Title: Authorized Signatory

KKR Alternative Assets Limited

By:	/s/ Noah Greenhill
Name: Noah Greenhill
Title: Authorized Signatory